Exhibit 99.1

China New Borun Receives Continued Listing Standard Notice

From The New York Stock Exchange

BEIJING, China, December 20, 2018 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, announces today that on December 19, 2018, it received notice from the New York Stock Exchange ("NYSE") that the Company did not meet the NYSE’s price criteria for continued listing standard because the average closing price of the Company’s American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30-trading-day period.

Under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company's ADSs have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

The Company expects to cure this deficiency within the prescribed timeframe and will duly notify the NYSE of its intention. The Company's ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and oversight by the NYSE. The Company is currently in compliance with all other NYSE quantitative continued listing standards. The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Chief Executive Officer

Jinmiao Wang

Phone: +86-536-545 1199 (China)

Email: Jinmiao.wang@chinanewborun.com